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                                                                    Exhibit 99.2

                                 PRESS RELEASE

                 PHOENIX INTERNATIONAL RE-ALIGNS UK OPERATIONS

MONTREAL, QUEBEC - NOVEMBER 30, 1999 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE/ME: PHX), one of the world's top five Contract Research Organizations (CROs), announced today that it is re-aligning its UK operations to improve efficiency and better serve the future needs of its customers.

This local initiative is a further development of the Company's global re-alignment into four fully-integrated service units. The UK operations will be relocating to a more accessible site closer to Heathrow Airport and its key customers to accommodate its growing international business.

'The UK re-alignment will continue the building of our strong management team and business development capabilities in the United Kingdom. These changes will provide the foundation to accommodate profitable growth,' said Ian Lennox, Chief Executive Officer of Phoenix International.

Commenting on the initiative, Lucien Steru, Head of Clinical Research, Europe/Asia, Phoenix International, stated: 'This re-alignment will ensure that as we grow, we will continue to provide our customers with efficient, high quality services. Our new facility will be better located and will enable us to recruit additional highly qualified staff.'

Simon Yaxley, recently appointed Managing Director of Phoenix's UK operations, will spearhead the drive to establish a stronger operation in the UK. Currently, the Romford operations employ over 75 specialized staff working in Phase II-IV clinical trials, in ClinQA, the independent in-house quality assurance division, and Rostrum the training division.

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,400 employees worldwide, of whom more than 215 have either medical degrees or PhD's and over 240 others have masters level education. Headquartered in Montreal, Quebec, Phoenix International has operations throughout Europe and North America and research facilities in Australia, Israel and South Africa. Phoenix International is on the World Wide Web at www.pils.com.
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

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FOR MORE INFORMATION, PLEASE CONTACT:

Richard Gareau
Director, Corporate Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033
Fax: (514) 333-8861
E-mail:gareaur@pils.com